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                             October 13, 2021

       David Kirn, M.D.
       Chief Executive Officer
       4D Molecular Therapeutics, Inc.
       5858 Horton Street #455
       Emeryville, California 94608

                                                        Re: 4D Molecular
Therapeutics, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
8, 2021
                                                            CIK No. 0001650648

       Dear Dr. Kirn:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Davis at 202-551-4385 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Mark V. Roeder, Esq.